TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD REPORTS SECOND QUARTER 2022 RESULTS

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, August 3, 2022 - IAMGOLD Corporation (NYSE:IAG, TSX:IMG) ("IAMGOLD" or the "Company") today reported its financial and operating results for the second quarter ended June 30, 2022.

Q2 2022 HIGHLIGHTS:

• Attributable gold production of 170,000 ounces in the second quarter, and 344,000 ounces year to date ("YTD"), on continued strong performance from Essakane and improvements at Rosebel; annual production is expected to be in the upper end of the guidance range of 570,000 to 640,000 ounces.

• Cost of sales per ounce sold of $1,130 ($1,081 YTD), cash costs1 per ounce sold of $1,119 ($1,066 YTD) and all-in sustaining costs1 ("AISC") per ounce sold of $1,604 ($1,545 YTD); cost guidance for 2022 is unchanged with cash costs¹ expected to be between $1,100 and $1,150 per ounce sold and AISC¹ expected to be between $1,650 and $1,690 per ounce sold.

• Mine-site free cash flow1 of $42.8 million ($130.3 million YTD).

• Net earnings and adjusted net earnings1 per share attributable to equity holders of ($0.02) and ($0.01), respectively; YTD net earnings1 and adjusted net earnings1 per share attributable to equity holders of $0.03 and $0.04, respectively.

• Earnings before interest, income taxes, depreciation and amortization ("EBITDA")1 of $101.4 million ($236.3 million YTD) and adjusted EBITDA1 of $110.0 million ($247.5 million YTD).

• Cash, cash equivalents and short-term investments and liquidity1 at the end of the quarter of $452.9 million and $801.6 million, respectively.

• Announced the remaining costs to complete, project economics and updated life-of-mine ("LOM") plan for Côté Gold to be included in a new NI 43-101 technical report (see news release dated August 3, 2022). The Company's share of remaining spend to complete construction and bring Côté Gold into production is estimated to be between approximately $1.2 and $1.3 billion from July 1, 2022, net of leases and working capital.

• Advanced the strategic review process to evaluate options for Rosebel and initiated review of development and exploration assets in South America and West Africa.

• Published its 2021 Sustainability Report and named as one of the Corporate Knights' Canada's Best 50 Corporate Citizens of 2022, ranking as one of the top 50 companies in Canada for corporate citizenship.

"We are pleased to report that our operations continued their strong production performance in the second quarter, driven by the continued outperformance at Essakane and operational improvements at Rosebel," said Maryse Bélanger, Chair and Interim President and CEO of IAMGOLD. "In the current inflationary environment, it is essential to mitigate the impact of rising costs through diligent focus on operations and productivity initiatives. Every gold ounce produced has to be done safely, and we applaud our teams for their continued commitment to Zero Harm® and the Côté construction team for achieving the milestone of 5.7 million hours with no lost time injuries to date.

"Alongside our quarterly results today, we also announced the completion of the Côté Gold project review, risk analysis and updated mine plan. This is the culmination of months of in-depth analysis of the project, by the Company's management and project teams, EPCM contractor and technical experts. Côté Gold is transformational for IAMGOLD, offering robust cash flow generation once in production with significant potential for future growth. We truly believe that Côté Gold is not just a project, but the start of a district, with the addition of Gosselin and minimal historical exploration targeting Côté/Gosselin style intrusion-hosted deposits within our 595 km2 land package.

"The construction of Côté is happening in an environment with significant headwinds, including COVID-19, inflation and other global events. The project today is over 57% complete and the updated project costs and schedule give us greatly improved visibility towards completion. Given the strategic importance of Côté Gold to achieve our goal of becoming a leading high-margin gold producer, we are actively pursuing various alternatives to increase liquidity to deliver Côté on its updated schedule. The strategic review process of Rosebel is active and ongoing and we will provide updates when appropriate. Further, we have initiated a separate review of development and exploration assets in South America and West Africa. I am confident we will address the near-term challenges in order to advance Côté and better position IAMGOLD as a more resilient, agile company for the current environment."

For more information, refer to the Management Discussion and Analysis ("MD&A") and unaudited consolidated interim Financial Statements as at and for the three and six months ended June 30, 2022, that are available on the Company's website at www.iamgold.com and on SEDAR at www.sedar.com. The Company uses certain non-GAAP financial performance measures throughout this news release. Please refer to the "Non-GAAP Financial Performance Measures" section of this news release and the MD&A for more information.

QUARTERLY REVIEW

The following table summarizes certain operating and financial results for the three months ended June 30, 2022 (Q2 2022), March 31, 2022 (Q1 2022), June 30, 2021 (Q2 2021) and six months ended June 30, 2022 (YTD 2022):

	Q2 2022	Q1 2022	Q2 2021	YTD 2022	YTD 2021
Key Operating Statistics
Gold production - attributable (000s oz)	170	174	139	344	295
Gold sales - attributable (000s oz)	170	181	135	351	288
Average realized gold price[1] ($/oz)	$1,799	$1,813	$1,800	$1,806	$1,788
Cost of sales[2] ($/oz sold) - attributable	$1,130	$1,035	$1,150	$1,081	$1,110
Cash costs[1] ($/oz sold) - attributable	$1,119	$1,017	$1,149	$1,066	$1,108
AISC[1] ($/oz sold) - attributable	$1,604	$1,490	$1,422	$1,545	$1,324
Financial Results ($ millions, except where noted)
Revenues	$334.0	$356.6	$265.6	$690.6	$563.0
Gross profit	$49.4	$81.0	$27.9	$130.4	$72.1
EBITDA[1]	$101.4	$134.9	$87.0	$236.3	$200.8
Adjusted EBITDA[1]	$110.0	$137.5	$84.8	$247.5	$184.9
Net earnings (loss) attr. to equity holders	$(9.6)	$23.8	$(4.5)	$14.2	$15.0
Adjusted net earnings (loss) attr. to equity holders[1]	$(6.3)	$26.1	$(3.6)	$19.8	$2.6
Net earnings (loss) per share attr. to equity holders	$(0.02)	$0.05	$(0.01)	$0.03	$0.03
Adjusted EPS[3] attr. to equity holders[1]	$(0.01)	$0.05	$(0.01)	$0.04	$0.01
Net CFO[4] before changes in working capital[1]	$93.9	$133.9	$54.9	$227.8	$137.4
Net cash from operating activities	$81.9	$142.3	$37.3	$224.2	$139.0
Mine-site free cash flow[1]	$42.8	$87.5	$1.9	$130.3	$91.4
Capital expenditures[1],5 - sustaining	$67.1	$76.6	$23.9	$143.7	$37.6
Capital expenditures[1],5 - expansion	$189.0	$92.1	$128.4	$281.1	$217.2
	June 30	March 31	December 31	June 30	December 31
	2022	2022	2021	2022	2021
Financial Position ($ millions)
Cash, cash equivalents and short-term investments	$452.9	$524.4	$552.5	$452.9	$552.5
Long-term debt	$612.0	$463.5	$464.4	$612.0	$464.4
Net cash (debt)[1]	$(225.1)	$(6.5)	$16.3	$(225.1)	$16.3
Available credit facility	$348.7	$498.2	$498.3	$348.7	$498.3

1. This is a non-GAAP measure. See "Non-GAAP Financial Measures".

2. Throughout this news release, cost of sales, excluding depreciation, is disclosed in the cost of sales note in the annual consolidated financial statements.

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3. EPS: "net earnings (loss) per share "

4. CFO: "cash from operating activities"

5. Starting in 2022, a higher portion of stripping costs are categorized as sustaining capital versus expansion capital, due to the particular areas that are scheduled to be mined and the stage of the life of mine aligning with World Gold Council guidelines. See "Non-GAAP Financial Measures section".

Operating Results

Attributable gold production for the second quarter was 170,000 ounces, down 4,000 ounces or 2% from the prior quarter. Attributable gold sales of 170,000 ounces were in-line with production, with the average realized gold price of $1,799 per ounce reflecting the delivery of 37,500 ounces at $1,500 per ounce under the 2019 prepay arrangement.

Cost of sales (excluding depreciation) per ounce sold was $1,130 for the second quarter, up $95 per ounce or 9% from $1,035 per ounce sold in the prior quarter. Excluding depreciation, cost of sales per ounce sold increased from the prior quarter due to higher production costs and lower production volume.

Cash costs1 per ounce sold in the second quarter were $1,119, up $102 per ounce or 10% from the prior quarter on higher production costs and lower gold sales. Included was a non-cash NRV write-down of short-term ore stockpile and finished goods inventories of $19 per ounce sold (first quarter 2022 - $9 per ounce sold). AISC per ounce sold of $1,604 was up $114 per ounce or 8% from the prior quarter, primarily due to the increase in cash costs per ounce sold.

Health and Safety

Health and safety is core to the Company's relentless pursuit of its Zero Harm® vision. Through various programs, the Company continuously promotes a safe work environment and a wellness program at all sites. The DARTFR2 (days away, restricted, transferred duty frequency rate) was 0.31 for the first half of 2022, tracking below the global annual target of 0.42. The TRIFR2 (total recordable injuries frequency rate) was 0.85 for the first half of 2022, tracking above the global annual target of 0.73. Côté Gold has surpassed over 5.7 million hours with no lost time injuries to date. The operations have been increasing focus on situational awareness and preventative activities related to work tasks.

The global COVID-19 pandemic continues to evolve and the management thereof remains a focus for the business. The Company continues to closely monitor developments and is taking necessary measures to manage the impact of the COVID-19 pandemic on its personnel, operations, construction and development projects and exploration activities. COVID-19 detection and mitigation protocols at our sites are reviewed on an ongoing basis to adapt to the evolving situation.

Financial Results

For the second quarter ended June 30, 2022, net earnings and adjusted net earnings1 per share attributable to equity holders were ($0.02) and ($0.01), respectively, EBITDA1 was $101.4 million and adjusted EBITDA1 was $110.0 million.

Second quarter 2022 mine site free cash flow was $42.8 million, down $44.7 million from the prior quarter, due to lower operating cash flow at Essakane ($54.6 million) and Westwood ($11.1 million), mainly due to higher operating costs, lower sales volume and a lower average realized gold price, and higher capital expenditures at Rosebel ($16.0 million), partially offset by higher operating cash flow from Rosebel ($21.5 million) and lower capital expenditures at Essakane ($17.1 million).

Net cash from operating activities for the second quarter 2022 was $81.9 million, a decrease of $60.4 million from the prior quarter, primarily due to lower net cash earnings ($19.9 million), higher income taxes paid resulting from withholding taxes on repatriation of funds ($26.9 million) and a net outflow in non-cash working capital movements ($20.4 million), partially offset by an increase in cash inflows from the settlement of derivatives ($6.3 million).

Net cash used in investing activities for the second quarter 2022 was $269.2 million, an increase of $108.7 million from the prior quarter, primarily due to an increase in capital expenditures for property, plant and equipment ($87.4 million) related to the Côté Gold construction and timing of financing costs paid and capitalized as borrowing costs ($13.1 million).

Net cash from financing activities in the second quarter 2022 was $129.9 million, an increase of $137.4 million from the prior quarter, primarily due to proceeds from drawdowns from the Company's secured revolving credit facility (the "Credit Facility") ($150.0 million), partially offset by an increase in dividends paid to non-controlling interest ($11.6 million) on the declaration of dividends from subsidiaries.

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Liquidity and Capital Resources

As at June 30, 2022, the Company had $451.1 million in cash and cash equivalents, $1.8 million in short-term investments and net debt1 of $225.1 million. Restricted cash in support of environmental closure costs obligations related to Essakane totaled $38.9 million.

Approximately $348.7 million was available under the Credit Facility resulting in liquidity1 at June 30, 2022 of approximately $802 million. The Côté unincorporated joint venture (the "Côté UJV") required its joint venture partners to fund three months of future expenditures. Subsequent to quarter end, the Côté UJV has amended this requirement to two months. The Company has funded its portion of the Côté UJV funding through cash generated from its operations and the Credit Facility. The Company uses dividends and intercompany loans to repatriate funds from its operations and the timing of dividends may impact the timing and amount of required financing, including the Company's drawdown under the Credit Facility.

The following table summarizes the Company's outstanding long-term debt:

	June 30,	March 31,	December 31,
($ millions)[1]	2022	2022	2021
Credit Facility	$150.0	$-	$-
5.75% senior notes	447.4	447.0	445.7
Equipment loans	14.6	16.5	18.7
	$612.0	$463.5	$464.4

1. Long-term debt does not include: 2019 and 2022 prepay arrangements and leases of $62.0 million as at June 30, 2022 (March 31, 2022 - $62.5 million; December 31, 2021 - $65.6 million),

Prepay Arrangements

During 2019, the Company entered into a gold sale prepayment arrangement (the "2019 Prepay Arrangement") with a collar range of $1,300 to $1,500 per ounce at a cost of 5.38% per annum. Pursuant to the 2019 Prepay Arrangement, the Company received a cash prepayment of $169.8 million in December 2019 in exchange for delivering 150,000 gold ounces in 2022. During the three and six months ended June 30, 2022, 37,500 ounces and 75,000 ounces, respectively, were physically delivered into the 2019 Prepay Arrangement and the Company received $7.5 million and $15.0 million, respectively, in cash in relation to the collar.

During 2021, the Company entered into gold sale prepayment arrangements (the "2022 Prepay Arrangements") at a weighted average cost of 4.45% per annum in respect of 150,000 gold ounces. These arrangements have an average forward contract price of $1,753 per ounce on 50,000 gold ounces and a collar range of $1,700 to $2,100 per ounce on 100,000 gold ounces. This will result in a total prepayment to the Company of $236 million over the course of 2022 and the requirement on the part of the Company to physically deliver such ounces over the course of 2024. The 2022 Prepayment Arrangements have the effect of rolling the 2019 Prepay Arrangement from 2022 to 2024 after the completion of the construction of Côté Gold. The Company received cash prepayments of $59.0 million and $118.0 million, respectively, during the three and six months ended June 30, 2022 pursuant to the 2022 Prepay Arrangements.

OUTLOOK

Liquidity Outlook

The remaining attributable spend to complete the construction of the Côté Gold project are estimated to be between $1.2 and $1.3 billion from July 1, 2022, net of leases and working capital (see "Côté Gold Project"). The Côté Gold UJV requires its joint venture partners to fund, in advance, previously three and now two months of future expenditures. The Company uses dividends and intercompany loans to repatriate funds from its operations and the timing of dividends may impact the timing and amount of required financing, including the Company's drawdowns under the Credit Facility. Primarily due to the timing of a dividend payment from Essakane, the Company drew down an additional $80 million at the end of July 2022 and issued a $19 million letter of credit under the Credit Facility.

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Based on the recently updated cost estimate and schedule of construction of the Côté Gold project, information currently available and prevailing market prices, which impact operating cash flows, the Company will require additional liquidity to complete construction of the project and continues to seek to implement a fully funded financing plan by the end of the year and prior to the necessity to make any potential adjustments to the timing of the advancement of the project based on the updated schedule.

As such, the Company is actively pursuing various alternatives to increase its liquidity and capital resources including disposition of one or more of the Company's assets and/or an interest therein and/or joint-venture partnerships, additional secured debt which could be provided by banks, private capital providers and/or institutional investors, additional unsecured debt including unsecured and/or convertible notes, sales of common shares and/or the extension of the 2022 Prepay Arrangements.

In January 2022, the Company announced that it was commencing a strategic review process to evaluate options for its Rosebel/Saramacca mining complex, including a potential sale of this complex. The Company advanced this process in the second quarter 2022. In addition, the Company is evaluating strategic alternatives with respect to certain of its development and exploration assets in South America and West Africa (excluding Essakane), that may include the disposition of all or an interest in one or more of such assets.

However, there can be no assurance that the Company will be successful in achieving financing solutions in time and/or on terms acceptable to the Company or that the strategic evaluations discussed above will result in a transaction. In this case and in order to execute its plans for the foreseeable future, including financing alternatives, the Company has developed certain potential alternatives to defer or reduce its capital spending and various other expenditures. These alternatives may impact future operating and financial performance and/or could extend the Côté Gold project construction timeline and significantly increase project costs, and/or dilute the Company's interest in the Côté Gold project. Reductions in capital expenditures at the Côté Gold project requires majority approval from the Côté UJV oversight committee.

The Company's financial results are highly dependent on the price of gold and future changes in the price of gold will, therefore, impact performance. The Company will be dependent on the cash flows generated from the Côté Gold project to eventually repay its existing and any additional indebtedness that it may incur to fund the remaining construction costs of the Côté Gold project. Readers are encouraged to read the "Caution Regarding Forward Looking Statements" and the "Risk Factors" sections contained in the Company's 2021 Annual Information Form, which is available on SEDAR at www.sedar.com and the "Caution Regarding Forward Looking Statements" and "Risk and Uncertainties" section of the MD&A.

Operating Performance

	Actual YTD 2022	Full Year Guidance 2022[1]
Essakane (000s oz)	219	360 - 385
Rosebel (000s oz)	95	155 - 180
Westwood (000s oz)	30	55 - 75
Total attributable production (000s oz)[2]	344	570 - 640
Cost of sales[2] ($/oz sold)	$1,081	$1,100 - $1,150
Cash costs[2,3] ($/oz sold)	$1,066	$1,100 - $1,150
AISC[2,3] ($/oz sold)	$1,545	$1,650 - $1,690
Depreciation expense ($ millions)	$153.8	$280 - $290
Income taxes paid	$45.3	$69 - $79

1 The full year guidance is based on the following 2022 full year assumptions: average realized gold price of $1,700 per ounce, USDCAD exchange rate of 1.25, EURUSD exchange rate of 1.20 and average crude oil price of $70 per barrel.

2 Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.

3 This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

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Production Outlook

Attributable gold production guidance for 2022 is unchanged and is expected to be in the upper end of the range of 570,000 to 640,000 ounces.

Costs Outlook

Costs guidance for 2022 is unchanged with cash costs¹ expected to be between $1,100 and $1,150 per ounce sold and AISC¹ expected to be between $1,650 and $1,690 per ounce sold. These estimates, issued in January 2022, included an inflation assumption of 5% to 7% on key consumables, translating to an increase of 1% to 2% in cash costs and AISC (reflected in the guidance figures). Additional cost pressures continue from systemic inflation, constrained global supply chains and the sanctions on trade with Russia, increasing the average cost of key consumables such as oil, ammonium nitrate, grinding media, lime and cyanide. The Company continues to work with its supply chain and seek alternatives to mitigate ongoing costs pressures, including the sourcing of appropriate alternatives, as well as progressing productivity initiatives at its operations through the IAMALLIN operational improvement program. Increases in oil prices have been partially mitigated by the existing oil hedge program, please refer to the MD&A for more detail. The Company notes that continued external cost pressures may result in an increase to costs and capital expenditures.

Income Taxes Paid

Income taxes paid guidance has been updated to be between $69 and $79 million ($55 - $65 million previously) to primarily account for withholding taxes on the repatriation of funds from Essakane.

Capital Expenditures1

	Actual YTD 2022			Full Year Guidance 2022
($ millions)	Sustaining[2]	Expansion[3]	Total	Sustaining[2]	Expansion[3]	Total
Essakane	$78.8	$1.5	$80.3	$165	$5	$170
Rosebel[4]	48.2	20.7	68.9	105	35	140
Westwood	16.1	1.2	17.3	40	10	50
	143.1	23.4	166.5	310	50	360
Boto Gold	-	9.6	9.6	-	20	20
Corporate	0.6	-	0.6	-	-	-
Total[5],6,7,8 (±5%)	$143.7	$33.0	$176.7	$310	$70	$380

1 100% basis, unless otherwise stated.

2 Sustaining capital includes capitalized stripping of (i) $17.2 million for Essakane and $7.3 million for Rosebel in Q2 2022 (ii) $47.1 million for Essakane and $19.8 million for Rosebel YTD 2022 and (iii) $110 million for Essakane and $45 million for Rosebel for the full year guidance. See "Outlook" sections below.

3 Expansion capital includes capitalized stripping of (i) $nil million for Essakane and $11.3 million for Rosebel in Q2 2022 (ii) $nil for Essakane and $14.8 million for Rosebel YTD 2022 and (iii) $nil for Essakane and $20 million for Rosebel for the full year 2022 guidance. See "Outlook" sections below.

4 Rosebel includes Saramacca at 70%.

5 Includes $10 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.

6 Capitalized borrowing costs are not included.

7 In addition to the above capital expenditures, $24 million in total principal lease payments are expected.

8 See "Costs Outlook" section above.

Exploration

	Actual YTD 2022			Full Year Guidance 2022
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects - greenfield	$-	$14.7	$14.7	$-	$21	$21
Exploration projects - brownfield[1]	3.9	2.6	6.5	10	4	14
	$3.9	$17.3	$21.2	$10	$25	$35

1 Exploration projects - brownfield includes planned near-mine exploration and resource development of (i) 3.9 million YTD 2022, and (ii) $10 million for the full year 2022 guidance.

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OPERATIONS AND PROJECTS

Essakane Mine (IAMGOLD interest - 90%)1 | Burkina Faso

	Q2 2022	Q1 2022	Q2 2021	YTD 2022	YTD 2021
Key Operating Statistics
Ore mined (000s t)	3,803	3,832	3,559	7,635	7,994
Waste mined (000s t)	7,602	11,346	11,730	18,948	22,167
Material mined (000s t) - total	11,405	15,178	15,289	26,583	30,161
Strip ratio[2]	2.0	3.0	3.3	2.5	2.8
Ore milled (000s t)	2,704	3,162	3,169	5,866	6,358
Head grade (g/t)	1.52	1.39	1.44	1.45	1.40
Recovery (%)	90	88	81	89	81
Gold production (000s oz) - 100%	119	124	118	243	231
Gold production (000s oz) - attributable 90%	107	112	106	219	208
Gold sales (000s oz) - 100%	117	131	115	248	229
Average realized gold price[3] ($/oz)	$1,882	$1,885	$1,801	$1,883	$1,795
Financial Results ($ millions)[1]
Revenues[4]	$218.8	$248.2	$208.2	$467.0	$412.3
Operating costs	(86.4)	(90.4)	(98.8)	(176.8)	(202.2)
Royalties	(10.6)	(12.3)	(10.5)	(22.9)	(20.6)
Cash costs[3]	$(97.0)	$(102.7)	$(109.3)	$(199.7)	$(222.8)
Other mine costs[5]	(0.3)	(0.4)	(0.1)	(0.7)	(0.4)
Cost of sales[4]	$(97.3)	$(103.1)	$(109.4)	$(200.4)	$(223.2)
Sustaining capital expenditures[3,6]	(31.1)	(47.7)	(11.3)	(78.8)	(16.7)
Other costs and adjustments[7]	(2.0)	1.7	(1.7)	(0.3)	(3.4)
AISC[3]	$(130.4)	$(149.1)	$(122.4)	$(279.5)	$(243.3)
Expansion capital expenditures[3,8]	$(0.5)	$(1.0)	$(18.6)	$(1.5)	$(33.1)
Performance Measures[9]
Cost of sales excluding depreciation ($/oz sold)	$838	$784	$947	$810	$973
Cash costs[3] ($/oz sold)	$836	$781	$946	$807	$971
AISC[3] ($/oz sold)	$1,124	$1,134	$1,060	$1,129	$1,061

1 100% basis, unless otherwise stated.

2 Strip ratio is calculated as waste mined divided by ore mined.

3 This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

4 As per note 27 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.

5 Other mine costs exclude by-product credits.

6 Includes sustaining capitalized stripping for the second quarter 2022 of $17.2 million (first quarter 2022 - $29.9 million; second quarter 2021 - $nil) and YTD 2022 of $47.1 million (YTD 2021 - $nil).

7 Other costs and adjustments include sustaining lease principal payments, environmental rehabilitation accretion and depletion and prior period operating costs, partially offset by by-product credits.

8 Includes expansion capitalized stripping for the second quarter 2022 of $nil (first quarter 2022 - $nil; second quarter 2021 - $12.9 million) and YTD 2022 of $nil (YTD 2021 - $22.1 million).

9 Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Essakane continued to deliver strong results and achieved attributable gold production of 107,000 ounces in the second quarter, lower by 5,000 ounces compared to the prior quarter. Lower production compared with the prior quarter is attributed to planned maintenance and supply chain challenges (described below), partially offset by higher grades than the reserve block model and continued improvements in recoveries.

Mining activity of 11.4 million tonnes in the second quarter was lower than the prior quarter, primarily due to lower waste stripping activities due to constraints in consumables from supply chain challenges in country and abroad, and the prioritization of ore mining. The reduction in stripping activities is not expected to materially impact production in 2022 and 2023.

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Mill throughput of 2.7 million tonnes at an average head grade of 1.52 g/t Au and plant availability of 86% was lower by 14% compared to the prior quarter. While the head grades were higher than the prior quarter, the feed rate and mill availability were lower due to the mill feed consisting of higher hard rock volumes, annual planned maintenance and supply chain challenges. Mill recovery of 90% in the second quarter was 2% higher than the prior quarter due to lower graphitic and sulfur content, combined with increased recovery from the gravity circuit that was optimized in 2021.

The security situation in Burkina Faso has further deteriorated during the second quarter and impacted the in-land supply chain resulting in delays in the delivery of consumables. The Company continues to take proactive measures to ensure the safety and security of in-country personnel and managed to limit the impact on production in the second quarter. The Company continues to adjust its protocols and the activity levels at the site according to the security environment. The Company is furthering certain additional investments in security infrastructure in the region and at the mine site, with the support of the government.

The IAMALLIN improvement project has continued with the execution phase in the second quarter, with the focus on mine equipment availabilities, mill feed optimization and supplies inventory management.

Outlook

Attributable gold production at Essakane in 2022 is expected to approximate the top-end of the guidance range of 360,000 to 385,000 ounces. The Company is investigating whether the updated block model may be underestimating grade as the complexity of mineralization has increased in the lower portions of the pit with higher amounts of coarse gold. The operation continues to execute on targeted operational improvements including improving mill throughput through optimizing blast fragmentation and further optimizing the gravity circuit through the planned addition of a double deck screen.

Cash costs continue to be under pressure due to systemic inflation and constrained global supply chains. The Company continues to actively work with authorities and suppliers to mitigate potential impacts and manage continuity of supply due to the security situation noted above while also investing in additional security infrastructure. Certain input costs at Essakane, including labour, are expected to be lower due to a weakened EURUSD exchange rate.

Bambouk District

The Bambouk District includes the Boto Gold project and the Karita Gold project and the Diakha-Siribaya Gold project located within 15 kilometres of the Boto Gold project in adjacent countries. The Company is undertaking an evaluation of strategic alternatives with respect to these development and exploration assets in West Africa that may include the disposition of all or an interest in one or more of such assets.

The Boto Gold project is a shovel ready development project located in southeastern Senegal along the border with Mali. During the second quarter 2022, geotechnical drilling was completed to further de-risk the Malikoundi pit design. At the Karita discovery in Guinea, the Company is undertaking a delineation drilling program to support an initial resource estimate. Subsequent to quarter-end, the Company reported initial assay results with highlights including: 34.0 metres grading 5.81 g/t Au, 25.0 metres grading 5.32 g/t Au and 12.0 metres grading 9.49 g/t Au (see news release dated July 6, 2022). At the Diakha deposit in Mali, work is continuing towards the completion of an updated mineral resource estimate aiming to convert mineral resources to a higher confidence level.

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Rosebel Mine (IAMGOLD interest - 95%)1 | Suriname

	Q2 2022	Q1 2022	Q2 2021	YTD 2022	YTD 2021
Key Operating Statistics
Ore mined[2] (000s t)	1,500	1,588	1,102	3,088	2,349
Waste mined[2] (000s t)	13,965	11,128	6,956	25,093	15,866
Material mined[2] (000s t) - total	15,465	12,716	8,058	28,181	18,215
Strip ratio[2,3]	9.3	7.0	6.3	8.1	6.8
Ore milled (000s t) - Rosebel	1,572	1,555	1,412	3,127	3,052
Ore milled[2] (000s t) - Saramacca	629	757	803	1,386	1,711
Ore milled[2] (000s t) - total	2,203	2,312	2,215	4,515	4,763
Head grade[2,4] (g/t)	0.88	0.81	0.52	0.84	0.68
Recovery[2] (%)	92	91	83	91	86
Gold production[2] (000s oz) - 100%	57	55	31	112	88
Gold production[1] (000s oz) - owner operator	51	49	27	100	76
Gold production (000s oz) - attributable 95%	49	46	25	95	72
Gold sales[1] (000s oz) - owner operator	54	49	25	103	70
Average realized gold price[5] ($/oz)	$1,861	$1,886	$1,793	$1,873	$1,765
Financial Results ($ millions)[1]
Revenues[8]	$101.9	$91.6	$45.2	$193.5	$124.0
Operating costs	(65.9)	(58.0)	(40.7)	(123.9)	(91.2)
Royalties	(6.8)	(5.8)	(3.9)	(12.6)	(9.4)
Cash costs[5,6]	$(72.7)	$(63.8)	$(44.6)	$(136.5)	$(100.6)
Other mine costs[7]	(1.1)	(2.7)	0.1	(3.8)	-
Cost of sales[8]	$(73.8)	$(66.5)	$(44.5)	$(140.3)	$(100.6)
Sustaining capital expenditures[5,9]	(27.7)	(20.5)	(10.5)	(48.2)	(18.1)
Other costs and adjustments[10]	(1.1)	0.4	(1.4)	(0.7)	(3.0)
AISC[5]	$(102.6)	$(86.6)	$(56.4)	$(189.2)	$(121.7)
Expansion capital expenditures[5,11]	$(14.7)	$(6.0)	$(15.7)	$(20.7)	$(26.5)
Performance Measures[12]
Cost of sales excluding depreciation[13] ($/oz sold)	$1,349	$1,369	$1,767	$1,359	$1,432
Cash costs[5] ($/oz sold)	$1,327	$1,315	$1,766	$1,321	$1,431
AISC[5] ($/oz sold)	$1,874	$1,784	$2,237	$1,832	$1,732

1 Rosebel at 100% and Saramacca at 70%, as included in the consolidated interim financial statements, unless otherwise stated.

2 Includes Saramacca at 100%.

3 Strip ratio is calculated as waste mined divided by ore mined.

4 Includes head grade / tonne for the second quarter 2022 related to the Rosebel concession of 0.85 g/t and the Saramacca concession of 0.94 g/t (first quarter 2022 - 0.78 g/t and 0.86 g/t respectively; second quarter 2021 - 0.48 g/t and 0.58 g/t respectively).

5 This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

6 Cash costs includes by-product credits.

7 Other mine costs include the add-back of non-cash long-term portion of stockpile inventory NRV write-downs for the second quarter 2022 of $1.1 million (first quarter 2022 - $2.6 million; second quarter 2021 - $nil) and the exclusion of by-product credits.

8 As per note 27 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.

9 Includes sustaining capitalized stripping for the second quarter 2022 of $7.3 million (first quarter 2022 - $12.5 million; second quarter 2021 - $nil) and YTD 2022 of $19.8 million (YTD 2021 - $nil).

10 Other costs and adjustments include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.

11 Includes expansion capitalized stripping for the second quarter 2022 of $11.3 million (first quarter 2022 - $3.5 million; second quarter 2021 - $7.6 million) and YTD 2022 of $14.8 million (YTD 2021 - $14.9 million).

12 Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

13 Includes non-cash ore stockpile and finished goods inventories NRV write-down of $1.1 million for the second quarter 2022 (first quarter 2022 - $2.6 million; second quarter 2021 - $6.4 million) and $3.7 million for YTD 2022 (YTD 2021 - $6.4 million), which had an impact on cost of sales per ounce sold for second quarter 2022 of $21 (first quarter 2022 - $53 per ounce sold; second quarter 2021 - $41 per ounce sold) and $36 per ounce sold for YTD 2022 (YTD 2021 - $41 per ounce sold).

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Rosebel achieved attributable gold production in the second quarter of 49,000 ounces, 7% higher than the prior quarter, continuing to benefit from improved recovery and higher head grades, partially offset by lower throughput.

Mining activities in the second quarter have returned to pre-pandemic levels with material mined of 15.5 million tonnes being 22% higher compared with the prior quarter. The site focused on advancing waste stripping activities in line with future production plans. The grade mined at Saramacca is improving reflecting the increased mining activity benefitting from an increase in the fleet allocation and upgrades to the haul road to access higher grade phases and improve ore transport to the mill.

Mill throughput achieved 2.2 million tonnes, 5% lower than the prior quarter, at an average head grade of 0.88 g/t. Throughput was impacted by maintenance work required on the SAG feed chute and refurbishment of the apron feeders. In terms of mill feed, Rosebel provided 45% with an average head grade of 0.90 g/t, Saramacca provided 23% with an average head grade of 0.93 g/t and the remaining 32% was sourced from lower grade ore stockpiles with an average head grade of 0.60 g/t. Mill recovery of 92% for the second quarter was in line with the prior quarter, continuing to benefit from improvements to the carbon adsorption/desorption circuit completed at the end of 2021.

The impact of illegal miners disrupting the operations, noted during the first quarter 2022, reduced during the second quarter. The Company is continuing its collaboration efforts with the government task force assigned to manage the security situation at the site as well as village communities and other stakeholders around the mine site.

The dewatering wells and other earthworks activities, including slope remediation and the East bypass road at Saramacca are now expected to be completed in the third quarter 2022. All permits have been obtained.

Outlook

Attributable gold production at Rosebel in 2022 is expected to be in the range of 155,000 to 180,000 ounces. In the first half of the year, additional cost pressures emerged as discussed under "Outlook". Rising oil prices continue to be partially mitigated by the existing hedge program. The Company also expects higher power costs, compared to 2021, which have links to the price of gold and oil. The collective labour agreement expires in August 2022 and negotiations for a new agreement have commenced in the third quarter, which have, in the past, been prolonged and, at time, disruptive to the operations.

The Government of Suriname continues to be under pressure to resolve its economic situation and has proposed certain measures which may negatively impact the financial condition of the Company. The Company is following the development of these measures and is engaging with the authorities as necessary in respect of such proposed measures.

In the second quarter 2022, the Company advanced a strategic review process to evaluate options for its Rosebel/Saramacca mining complex which could include the sale of this complex. See "Outlook - Liquidity Outlook".

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Westwood Mine (IAMGOLD interest - 100%) | Quebec, Canada

	Q2 2022	Q1 2022	Q2 2021	YTD 2022	YTD 2021
Key Operating Statistics
Underground lateral development (metres)	1,207	848	148	2,055	148
Ore mined (000s t) - underground	53	63	14	116	14
Ore mined (000s t) - other sources	218	159	273	377	519
Ore mined (000s t) - total	271	222	287	493	533
Ore milled (000s t)	284	250	264	534	491
Head grade (g/t) - underground	4.01	6.05	4.50	5.06	4.50
Head grade (g/t) - other sources	1.04	0.97	0.74	1.00	0.91
Head grade (g/t) - total	1.62	2.18	0.92	1.88	1.00
Recovery (%)	93	91	93	92	93
Gold production (000s oz) - 100%	14	16	8	30	15
Gold sales (000s oz) - 100%	14	16	7	30	15
Average realized gold price[1] ($/oz)	$1,854	$1,872	$1,810	$1,864	$1,795
Financial Results ($ millions)
Revenues[2]	$27.1	$30.8	$12.2	$57.9	$26.7
Cash costs[1]	$(34.8)	$(30.5)	$(13.9)	$(65.3)	$(23.1)
Other mine costs[3]	(0.6)	(0.5)	(0.2)	(1.1)	(0.3)
Cost of sales[2]	$(35.4)	$(31.0)	$(14.1)	$(66.4)	$(23.4)
Sustaining capital expenditures[1]	(8.8)	(7.3)	(2.1)	(16.1)	(2.5)
Other costs and adjustments[4]	(0.9)	(0.1)	0.1	(1.0)	0.2
AISC[1]	$(45.1)	$(38.4)	$(16.1)	$(83.5)	$(25.7)
Expansion capital expenditures[1]	$(0.7)	$(0.5)	$(1.2)	$(1.2)	$(1.8)
Performance Measures[5]
Cost of sales excluding depreciation[6] ($/oz sold)	$2,463	$1,922	$2,100	$2,176	$1,580
Cash costs[1] ($/oz sold)	$2,427	$1,886	$2,085	$2,141	$1,566
AISC[1] ($/oz sold)	$3,147	$2,376	$2,412	$2,738	$1,743

1 This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

2 As per note 27 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.

3 Other mine costs exclude by-product credits.

4 Other costs and adjustments include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.

5 Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

6 Includes non-cash ore stockpile and finished goods inventories NRV write-down of $3.3 million for the second quarter 2022 (first quarter 2022 - $1.7 million; second quarter 2021 - $3.0 million) and $5.0 million for YTD 2022 (YTD 2021 - $3.0 million), which had an impact on cost of sales, excluding depreciation, per ounce sold of $232 for second quarter 2022 (first quarter 2022 - $106; second quarter 2021 - $88) and $165 for YTD 2022 (YTD 2021 - $88).

Westwood achieved gold production of 14,000 ounces in the second quarter, 13% lower than the prior quarter, as a result of lower head grade from the underground mine partially offset by higher throughput and mill recovery, as the ramp up of operations continued following the re-start of underground operations in June 2021.

Mining activities totaled 271,000 tonnes in the second quarter, with underground mining activities contributing 53,000 tonnes and the open pit mining at Grand Duc contributing 218,000 tonnes. Mining volumes were 22% higher than the prior quarter due to reduced absenteeism resulting from COVID-19 and supplemental tonnes from Grand Duc.

Underground development continued to improve significantly in the second quarter, with more than 1,200 metres of lateral development completed, over 350 meters higher than in the previous quarter, however, development of raises and bolting productivity continued to be adversely impacted by increasing underground rehabilitation requirements, challenging ground conditions and global supply chain challenges. Mining activities in western and central underground zones recommenced in June 2022. Break-through to the main ramp is completed, connecting the surface with the lower part of the mine, enabling development of some higher grade zones. These new accessible zones are located below the existing production areas and will create additional flexibility in the mining sequence and access to new stopes for exploitation.

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Mill throughput of 284,000 tonnes in the second quarter was achieved at a head grade of 1.62 g/t Au with average recovery of 93% and plant availability of 92%. Mill throughput was 14% higher than the prior quarter as a result of successfully executing mill maintenance strategies for improved availability as well as reduction in unplanned shutdowns during the quarter.

Outlook

Gold production at the Westwood complex in 2022 is expected to be in the range of 55,000 to 75,000 ounces. Production levels are expected to continue to increase each quarter based on the planned ramp-up of the underground mine delivering higher grade ore in the second half of the year, in addition to higher grade ore sourced from the Grand Duc open pit. Development rates are required to continue to increase month-over-month to achieve production guidance.

During the first half of 2022, additional cost pressures emerged as discussed under "Outlook". Despite these impacts, cash costs per ounce sold are expected to decrease each quarter with anticipated increases in production and sales. The current collective bargaining agreement with the Westwood union ends in November, with negotiations scheduled to start in the third quarter.

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Côté Gold Project (IAMGOLD interest - 64.75%) | Ontario, Canada

As of June 30, 2022, overall the project was approximately 57% complete, with detailed engineering nearly complete at approximately 99%. The following provides an update on project activities for the second quarter 2022:

Project Activity	Update
Health and safety

The project has surpassed 5.7 million hours of no lost time injuries. Earlier in the year COVID-19 impacted the project significantly. Since this outbreak, COVID-19 impacts continue to affect the project however to a lesser degree. The Company's monitoring programs have transitioned to a self-monitoring approach all the while having the capacity to revert to full monitoring should it be required. Sewage detection system remains in place. Vaccination on site remains mandatory while PCR/Antigen testing is only required if symptoms are observed.

Labour and workforce

Certain of the Ontario unions with project workforce membership were on strike throughout most of May resulting in the reduction of the site headcount by approximately 250 people. The absence of these trades during this period adversely impacted construction progress, particularly in the processing and infrastructure areas. New collective bargaining agreements were ratified with the province at the end of May and trades returned to site during June. The labour strikes impacted the project by approximately 8 weeks including longer durations for certain activities due to the shifting of some works to the 2023 winter season.

A temporary camp is being added to provide an additional 220 rooms to meet current projected peak camp load. Current manpower on site is approximately 1,200 workers and continues to ramp up.

Earthworks activities

Earthworks activities continue with several work fronts providing significant progress including haul roads construction, water realignment channels work and dam construction.

• New Lake South Dam, New Lake North Dam, North Sedimentation Pond Dam are complete and work on Polishing Pond dam is well advanced.

• The 2022 fish relocation program is set to begin to fish out Polishing Pond this summer.

• Challenges were encountered this spring with a higher amounts of freshet than anticipated. Water treatment systems were deployed and installed. This impeded the advancement of overburden material removal from the pit and limited fresh rock access. At the end of June, the water level in the pit has been reduced to pre-freshet levels and access to overburden is no longer limited.

• TMF water management infrastructure including coffer dams and pumping stations worked well during freshet aided by the water treatment plant. Starter dam foundation excavations and filling are well underway.

Procurement

Heavy mobile equipment is arriving on site with a CAT 994 loader being erected and the first 793 haul truck already on site and in the process of erection. The autonomous technology agreements with CAT, Toromont and Epiroc have been executed.

Equipment delivery is ongoing with inventory being held on site laydown and off-site at warehouses. Some equipment is being held at North American based suppliers to reduce load onsite and off-site storage facilities. At present there is no material impact on schedule related to supply or logistics.

Processing plant

Processing plant civil works have progressed with the continued placement of pre-cast and cast-in-place concrete. Structural steel for the processing plant building is currently erected and architectural elements for the most part complete. At the end of June, the SMPEI contractor had begun erecting the structure around the base of the ball mill foundation. Steel is being sorted off site and delivered as per erection sequence.

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Infrastructure

The overhead power line has progressed significantly over the winter months and at end of June all power poles were installed and stringing of power lines was at 86% complete. The 13.8 kV network has advanced to provide power on site for autonomous systems, contractors and other facilities. Hydro One electrical upgrade work continues with the current plan to have the system ready for the fourth quarter 2022.

The truck wash building end walls steel and exterior fabric were installed and interior insulation work is well underway. Installation of containers for the hot/cold storage warehouses and the construction of the project material laydown warehouse building have commenced. Work also commenced for the buried utilities contract. The administration building control room and offices are on site and being erected.

Permitting and sustainability

Permitting and sustainability work is ongoing with all remaining non-critical path permitting activities expected to be received during the remainder of the project construction. Community consultations and ongoing implementation of the impact benefit agreements signed with indigenous partners continue. Health, safety and environmental programs and their respective emergency response plans are in development.

Operational readiness

Operational readiness advanced in multiple areas with a continued focus on organizational design and hiring strategy, technology selection, standardization of mine, mill and site maintenance processes and systems, identification and purchase of spare parts for equipment and advancement in contracts for key consumables and training documentation for autonomous haul trucks. Contractors have been selected for the onsite assay laboratory, explosives supply and blasting services as well as for the mobile fleet tire supply and tire maintenance services. An updated LOM plan to be included in the 2022 Technical Report was completed.

Project Expenditures

The Company had incurred and expended costs of $148.9 million and $172.4 million, respectively, (at an average recorded USDCAD exchange rate of 1.26) in the second quarter 2022 and $765.7 million and $666.5 million, respectively, (at an average recorded USDCAD exchange rate of 1.26) since July 1, 2020, including capital expenditures and non-capital project costs summarized in the table below.

	Q2 2022	Q1 2022	Q2 2021[1]	YTD 2022	Expenditures to date
Capital expenditures[1,2] ($ millions)	$169.6	$78.5	$84.7	$248.1	$643.5
Non-capital costs[3]	2.8	3.8	5.0	6.6	23.0
Expended costs	172.4	82.3	89.7	254.7	666.5
Working capital adjustment[4]	(23.5)	47.7	12.8	24.2	99.2
Incurred costs	$148.9	$130.0	$102.5	$278.9	$765.7
  Capital expenditures prior to July 1, 2020 are not included in the Company's portion of reported total project costs.
  Capital expenditures include certain offsets including realized derivative gains of $4.2 million in the second quarter 2022. Capital expenditures exclude the realized gain of $1.5 million on the Target Accrual Redemption Forward ("TARF") and the forward contract with an extendible feature (see "Market Risks - Summary of Hedge Portfolio").
  Non-capital costs include ore mined costs recorded as stockpiles which totaled $0.3 million in the second quarter 2022.
  Working capital adjustment mainly consists of work performed not yet invoiced combined with an increase in the accounts payable balance, offset by an increase in sales taxes receivable.

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Remaining Spend to Complete & Updated Technical Report

The remaining attributable spend to complete the construction of the Côté Gold project is estimated to be between $1.2 and $1.3 billion from July 1, 2022, net of leases and working capital.

On August 3, 2022, the Company announced the updated costs to complete, project economics and LOM plan to be included in a new technical report for the Côté Gold project. As of May 1, 2022, the estimated remaining costs to complete construction and bring Côté Gold into production were estimated to be $1,908 million ($1,335 million attributable to IAMGOLD) including escalation and contingency. The updated information will be incorporated in a new technical report titled "Technical Report on the Côté Gold Project, Ontario, Canada" (the "2022 Technical Report") prepared by representatives of SLR Consulting (Canada) Ltd., Wood Canada Limited and IAMGOLD, each of whom is a "qualified person" (a "QP"), in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). The 2022 Technical Report supersedes the technical report on the Côté Gold project dated November 26, 2021 (the "2021 Technical Report"). The 2022 Technical Report will be filed on SEDAR on or before September 17, 2022 and readers are encouraged to review the 2022 Technical Report in its entirety (see news release dated August 3, 2022).

Highlights include:

  After-tax net present value at a 5% discount rate of $1,109 million on a 100% basis, and an internal rate of return of 13.5% from May 1, 2022 at a gold price assumption of $1,700 in 2024 and 2025 and $1,600 thereafter and CAD:USD exchange rate of 1.25;
  Estimated remaining project costs to complete construction and bring Côté Gold into production of $1,908 million ($1,335 million attributable to IAMGOLD) including escalation and contingency as of May 1, 2022;
  Mine life of 18 years with initial production expected in early 2024;
  Average annual production of 495,000 ounces (320,500 ounces attributable) during the first six years following commercial production, and 365,000 ounces (236,000 ounces attributable) over the LOM;
  LOM average cash costs of $693 per ounce gold sold and AISC of $854 per ounce gold sold;
  Cumulative net operating cash flow of $6,086 million and after-tax free cash flow of $1,699 million;
  Côté Gold LOM based on Mineral Reserves of 7.2 million ounces in Côté deposit;
  Côté deposit Measured & Indicated Mineral Resource estimate (inclusive of Mineral Reserves) of 10.2 million ounces; Gosselin deposit Measured & Indicated Resource estimate of 3.35 million ounces; and
  District scale potential with demonstrated exploration upside in one of the world's leading mining jurisdictions.

In accordance with the terms of the Côté Gold UJV, the updated project costs, schedule and LOM plan is being independently reviewed by SMM.

Supertrend Project Review

The update represents the conclusion of the Côté Gold cost, schedule, execution strategy and risk review ("project review and risk analysis") initiated earlier this year. The Côté Gold project is being developed with the background of COVID-19, inflation and other global events and their impact including on the global supply chain, labour availability, productivity and rates, costs of materials, commodities and consumables. The estimated remaining attributable spend to completion, resulted from additional costs and schedule impacts in the general project cost categories noted below (with percentage cost impact in parentheses) and include the estimated impacts and related delays due to COVID-19, recent labour action in Ontario and inflation:

• Earthworks (19%): associated with scope gaps, lower than expected productivity as a result of an overestimation of earth moving equipment efficiencies of overburden based on geotechnical data and scope gaps in dewatering infrastructure;

• Processing plant (12%): associated with scope gaps relating to the processing plant, underestimation of winter concrete and steel costs, and bid reconciliation for the SMPEI packages;

• Infrastructure (7%): associated with impacts on the underground utility construction and expanded camp capacity;

Page | 15 of 28

• Indirects (38%): associated with impacts from increased project costs and schedule extension of first gold target date to early 2024, increased labour incentives and wage increases, extension and enlargement of the site support, owner's team, EPCM and increased site oversight and coordination requirements, and increased operations readiness costs;

• Procurement (6%): associated with the escalation of prices on materials, including piping, cables and steel;

• Escalation (7%): associated with expected future material escalation including provisions for price increases in certain consumables; and

• Contingency (11%).

Estimate of Impact of COVID-19 on Project

As part of the project review and risk analysis, a study by an independent capital project management service company was commissioned to estimate the "order of magnitude" direct and indirect impacts attributable to the ongoing COVID-19 pandemic on cost and schedule of the Côté Gold project. The study estimated total impact to date, including expected future COVID-19 impacts, attributable to IAMGOLD to be in the range of approximately $200 to $400 million (on a 70% basis at USDCAD of 1.30) in the areas of procurement, construction contracts, service and camp contracts, EPCM impacts, and total owners costs (including operational readiness).

Upcoming Milestones and Schedule Summary

Côté Gold is expected to commence production in early 2024. Construction of the project commenced in the third quarter 2020 and major earthworks commenced in the first quarter 2021. Remaining milestones of note are as follows:

Project Review

In the last number of months, the Côté Gold project has seen significant changes in leadership and oversight, both at the project level and corporate level. Since the appointment of a new Executive Project Director at the end of 2021, teams have been strengthened while leveraging knowledge, experience, and team integration between the owners team, EPCM contractor, and the various other project contractors.

The Board of Directors of IAMGOLD retained an independent technical consultant to assist with its review of the results of the project review and risk analysis. This independent review supported the updated estimates presented herein. The Company cautions that potential further disruptions, including, without limitation caused by COVID-19, the Ukraine war, inflation, other global supply chain disturbances, weather, labour disputes and the tight labour market could continue to impact the timing of activities, availability of workforce, productivity and supply chain and logistics and, consequently, could further impact the timing of actual commercial production and, consequently, project costs.

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Gosselin Zone

The Gosselin zone is located immediately to the northeast of the Côté Gold deposit. Approximately 16,000 metres of diamond drilling is planned in 2022 to further delineate and expand the Gosselin mineral resources and test selected targets along an interpreted favourable deposit corridor. Approximately 10,500 metres were completed in the first half of 2022.

During the first quarter 2022, the Company announced remaining assay results from its 2021 delineation diamond drilling program at the Gosselin zone confirming expected grades within the modelled resource, and in some cases, the extension of the mineralization zone outside the resources boundaries of the mineralization model (see news release dated January 27, 2022).

Additional technical studies are planned which will include a sampling program to advance future metallurgical test work and mining and infrastructure studies to review alternatives to optimize the inclusion of the Gosselin deposit resources into future Côté Gold LOM plan.

CONFERENCE CALL

A conference call will be held on Thursday, August 4, 2022 at 8:30 a.m. (Eastern Time) for a discussion with senior management regarding IAMGOLD's second quarter 2022 operating performance and financial results.

Listeners may access the conference call via webcast from the events section of the Company's website at www.iamgold.com (webcast link below), or through the following dial-in numbers:

Toll free (North America): 1 (800) 319-4610

International: +1 (604) 638-5340

Webcast: https://services.choruscall.ca/links/iamgold2022q2.html

An online archive of the webcast will be available by accessing the Company's website at www.iamgold.com. A telephone replay will be available for one month following the call by dialing toll free 1 (800) 319-6413 within North America or +1 (604) 638-9010 from international locations and entering the passcode: 9179.

End Notes (excluding tables)

1 This is a non-GAAP financial measure. See "Non-GAAP Financial Measures" section below. Further information on these non-GAAP financial measures is included on pages 31 to 36 of the Company's Q2 2022 MD&A filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

2 DARTFR (days away, restricted, transferred duty incident frequency rate) and TRIFR (total recordable injuries incident frequency rate) are per 200,000 hours worked.

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ABOUT IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in North America, South America and West Africa. The Company has three operating mines: Essakane (Burkina Faso), Rosebel (Suriname) and Westwood (Canada), and is building the large-scale, long life Côté Gold project (Canada) which is expected to commence production in early 2024. In addition, the Company has a robust development and exploration portfolio within high potential mining districts in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Philip Rabenok, Manager, Investor Relations

Tel: 416 933 5783 | Mobile: 647 967 9942

Toll-free: 1 888 464 9999

info@iamgold.com

NON-GAAP FINANCIAL MEASURES

This news release contains non-GAAP financial performance measures, including realized gold price per ounce sold, cash costs, cash costs per ounce sold, AISC, AISC per ounce sold, net cash from operating activities before changes in working capital, mine-site free cash flow, available liquidity, net cash, EBITDA, adjusted EBITDA, adjusted net earnings (loss) attributable to equity holders and adjusted net earnings (loss) per share attributable to equity holders, sustaining capital expenditures, and expansion capital expenditures. The non-GAAP financial measures disclosures included in the Company's Q2 2022 MD&A are incorporated by reference in this news release. Further details on these non-GAAP financial measures are included on pages 31 to 36 of the Company's Q2 2022 MD&A filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The reconciliation to the amounts presented in the consolidated financial statements, are included below.

Average Realized Gold Price per Ounce Sold

Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits, which, in the Company's case, are not significant and to enable investors to understand the Company's financial performance based on the average realized proceeds of selling gold production in the reporting period.

($ millions, except where noted)	Q2 2022	Q1 2022	Q2 2021	YTD 2022	YTD 2021
Revenues	$334.0	$356.6	$265.6	$690.6	$563.0
By-product credits and other revenues	(0.9)	(1.0)	(0.2)	(1.9)	(0.6)
Revenues	$333.1	$355.6	$265.4	$688.7	$562.4
Sales (000s oz) - 100%	185	196	147	381	314
Average realized gold price per ounce[1,2,3] ($/oz)	$1,799	$1,813	$1,800	$1,806	$1,788

1 Average realized gold price per ounce sold may not be calculated based on amounts presented in this table due to rounding.

2 Average realized gold price per ounce sold is calculated based on sales from the Company's Westwood, Rosebel and Essakane mines.

3 Average realized gold price per ounce sold includes 37,500 ounces at $1,500 per ounce as delivered in accordance with the 2019 Prepay Arrangement.

Page | 18 of 28

Cash Costs, Cash Costs per Ounce Sold, AISC and AISC per Ounce Sold

The Company reports cash costs, cash costs per ounce sold, AISC and AISC per ounce sold in order to provide investors with information about key measures used by management to monitor performance of mine sites in commercial production and its ability to generate positive cash flow.

Cash costs include mine site operating costs such as mining, processing, administration, royalties, production taxes and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits and corporate general and administrative costs. These costs are then divided by the Company's attributable gold ounces sold by mine sites in commercial production in the period to arrive at the cash costs per ounce sold and the AISC per ounce sold. The Company reports the AISC measure with and without a deduction for by-product credits and reports the measure for the Essakane, Rosebel and Westwood mines.

Prior to the first quarter 2022, for cash costs, the Company excluded costs related to certain taxes and permits, provisions, prior period operating costs and community development. Commencing with the first quarter 2022, these costs are no longer excluded. These changes have been completed in order to better align with peer companies. All comparative periods have been restated and updated accordingly.

The following table provides a reconciliation of cash costs and cash costs per ounce sold on an attributable basis to cost of sales as per the consolidated interim financial statements.

($ millions, except where noted)	Q2 2022	Q1 2022	Q2 2021	YTD 2022	YTD 2021
Cost of sales[1]	$284.6	$275.6	$237.7	$560.2	$490.9
Depreciation expense[1]	(78.1)	(75.0)	(69.7)	(153.1)	(143.7)
Cost of sales[1], excluding depreciation expense	$206.5	$200.6	$168.0	$407.1	$347.2
Adjust for:
Stockpiles and finished goods adjustment	(1.1)	(2.6)	-	(3.7)	-
Other mining costs[2]	(0.9)	(1.0)	(0.3)	(1.9)	(0.7)
Cost attributed to non-controlling interests[2]	(13.4)	(13.4)	(13.1)	(26.8)	(27.3)
Cash costs - attributable	$191.1	$183.6	$154.6	$374.7	$319.2

Total gold sales[3] (000 oz) - attributable	170	181	135	351	288
Cash costs[4] ($/oz sold) - attributable	$1,119	$1,017	$1,149	$1,066	$1,108

1 As per note 27 of the consolidated interim financial statements for cost of sales and depreciation expense.

2 Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.

3 Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.

4 Cash costs per ounce sold may not be calculated based on amounts presented in this table due to rounding.

The following table provides a reconciliation of AISC and AISC per ounce sold on an attributable basis to cost of sales as per the consolidated interim financial statements.

($ millions, attributable, except where noted)	Q2 2022	Q1 2022	Q2 2021	YTD 2022	YTD 2021
Cost of sales[1]	$284.6	$275.6	$237.7	$560.2	$490.9
Depreciation expense[1]	(78.1)	(75.0)	(69.7)	(153.1)	(143.7)
Cost of sales[1], excluding depreciation expense	$206.5	$200.6	$168.0	$407.1	$347.2
Adjust for:
Sustaining capital expenditures[1]	67.1	76.6	23.9	143.7	37.6
Corporate general and administrative costs[2]	14.4	12.9	11.3	27.3	20.2
Stockpiles and finished goods adjustment	(1.1)	(2.6)	-	(3.7)	-
Other costs[3]	5.3	0.7	3.2	6.0	6.6
Cost attributable to non-controlling interests[4]	(18.2)	(19.2)	(15.1)	(37.4)	(30.4)
AISC - attributable	$274.0	$269.0	$191.3	$543.0	$381.2

Total gold sales[5] (000s oz) - attributable	170	181	135	351	288
AISC[6] ($/oz sold) - attributable	$1,604	$1,490	$1,422	$1,545	$1,324
AISC excluding by-product credits[6] ($/oz sold) - attributable	$1,609	$1,495	$1,424	$1,550	$1,326

1 As per note 27 of the consolidated interim financial statements for cost of sales and depreciation expense.

2 Corporate general and administrative costs exclude depreciation expense.

Page | 19 of 28

3 Other costs include sustaining lease principal payments, environmental rehabilitation accretion and depletion, prior period operating costs, partially offset by by-product credits.

4 Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.

5 Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.

6 AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

The Company presents its sustaining capital expenditures in its AISC to reflect the capital related to producing and selling gold from its mine operations. The distinctions between sustaining and expansion capital used by the Company align with the guidelines set out by the World Gold Council. Expansion capital is capital expenditures incurred at new projects and capital expenditures related to major projects or expansion at existing operations where these projects will materially benefit the operations. Starting in 2022 a higher portion of stripping costs are categorized as sustaining capital versus expansion capital, due to the particular areas that are scheduled to be mined and the stage of the life of mine aligning with Word Gold Council guidelines. This non-GAAP financial measure provides investors with transparency regarding the capital expenditures required to support the ongoing operations at its mines, relative to its total capital expenditures.

($ millions, except where noted)	Q2 2022	Q1 2022	Q2 2021	YTD 2022	YTD 2021
Capital expenditures for property, plant and equipment	$255.7	$168.3	$151.9	$424.0	$253.8
Capital expenditures for exploration and evaluation assets	0.4	0.4	0.4	0.8	1.0
	$256.	$168.7	$152.3	$424.8	$254.8
Capital expenditures - sustaining	67.1	76.6	23.9	143.7	37.6
Capital expenditures - expansion	$189.0	$92.1	$128.4	$281.1	$217.2

($ millions, except where noted)	Q2 2022	Q1 2022	Q2 2021	YTD 2022	YTD 2021
Essakane	$31.1	$47.7	$11.3	$78.8	$16.7
Rosebel	27.7	20.5	10.5	48.2	18.1
Westwood	8.8	7.3	2.1	16.1	2.5
	$67.6	$75.5	$23.9	$143.1	$37.3
Corporate	(0.5)	1.1	-	0.6	0.3
Capital expenditures - sustaining	$67.1	$76.6	$23.9	$143.7	$37.6

($ millions, except where noted)	Q2 2022	Q1 2022	Q2 2021	YTD 2022	YTD 2021
Essakane	$0.5	$1.0	$18.6	$1.5	$33.1
Rosebel	14.7	6.0	15.7	20.7	26.5
Westwood	0.7	0.5	1.2	1.2	1.8
	$15.9	$7.5	$35.5	$23.4	$61.4
Côté Gold (70%)	169.6	78.5	8.2	248.1	22.7
Boto Gold	3.5	6.1	84.7	281.1	133.1
Capital expenditures - expansion	$189.0	$92.1	$128.4	$281.1	$217.2

EBITDA and Adjusted EBITDA

EBITDA (earnings before income taxes, depreciation and amortization of finance costs), is an indicator of the Company's ability to produce operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.

Adjusted EBITDA represents EBITDA excluding certain impacts such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. Management believes this additional information is useful to investors in understanding the Company's ability to generate operating cash flow by excluding from the calculation these non-cash amounts and cash amounts that are not indicative of the recurring performance of the underlying operations for the periods presented.

Page | 20 of 28

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the consolidated interim financial statements:

($ millions, except where noted)	Q2 2022	Q1 2022	Q2 2021	YTD 2022	YTD 2021
Earnings (loss) before income taxes	$21.6	$58.4	$10.9	$80.0	$43.1
Add:
Depreciation	78.5	75.3	70.2	153.8	144.6
Finance costs	1.3	1.2	5.9	2.5	13.1
EBITDA	$101.4	$134.9	$87.0	$236.3	$200.8
Adjusting items:
Unrealized (gain) loss on non-hedge derivatives	3.4	(4.9)	(7.1)	(1.5)	(6.7)
Insurance recoveries	-	(1.2)	(10.2)	(1.2)	(10.2)
Write-down of assets	0.7	1.4	0.8	2.1	1.5
NRV write-down of stockpiles/finished goods	4.5	4.3	11.2	8.8	11.2
Foreign exchange (gain) loss	1.4	3.4	(4.0)	4.8	(0.7)
Gain on sale of royalties	-	-	(10.2)	-	(45.9)
Restructuring costs	-	-	1.0	-	1.0
Covid-19 expenses, net of subsidy	-	-	4.9	-	9.4
Care and maintenance costs at Westwood	-	-	11.4	-	24.5
Fair value of deferred consideration from sale of Sadiola	(0.4)	(0.4)	-	(0.8)	-
Other	(1.0)	-	-	(1.0)	-
Adjusted EBITDA	$110.0	$137.5	$84.8	$247.5	$184.9

1 COVID-19 expenses included in operating costs for 2022 financial year.

Adjusted Net Earnings Attributable to Equity Holders

Adjusted net earnings attributable to equity holders represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. This measure is not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS. Management believes this measure better reflects the Company's performance for the current period and is a better indication of its expected performance in future periods. As such, the Company believes that this measure is useful to investors in assessing the Company's underlying performance. The following table provides a reconciliation of earnings before income taxes and non-controlling interests as per the consolidated statements of earnings (loss) of $21.6 million, to adjusted net earnings (loss) attributable to equity holders of the Company of $(6.3) million in the second quarter 2022.

Page | 21 of 28

($ millions, except where noted)	Q2 2022	Q1 2022	Q2 2021	YTD 2022	YTD 2021
Earnings (loss) before income taxes and non-controlling interests	$21.6	$58.4	$10.9	$80.0	$43.1
Adjusting items:
Unrealized (gain) loss on non-hedge derivatives	3.4	(4.9)	(7.1)	(1.5)	(6.7)
Insurance recoveries	-	(1.2)	(10.2)	(1.2)	(10.2)
Write-down of assets	0.7	1.4	0.8	2.1	1.5
NRV write-down of stockpiles/finished goods	5.2	5.3	11.2	10.5	11.2
Foreign exchange (gain) loss	1.4	3.4	(4.0)	4.8	(0.7)
Gain on sale of royalties	-	-	(10.2)	-	(45.9)
Restructuring costs	-	-	1.0	-	1.0
Covid-19 expenses, net of subsidy	-	-	4.9	-	9.4
Care and maintenance costs at Westwood	-	-	11.4	-	24.5
Fair value of deferred consideration from sale of Sadiola	(0.4)	(0.4)	-	(0.8)	-
Other	(1.0)	-	-	(1.0)	-
Adjusted earnings before income taxes and non-controlling interests	$30.9	$62.0	$8.7	$92.9	$27.2
Income taxes	(25.1)	(26.6)	(11.2)	(51.7)	(21.7)
Tax on foreign exchange translation of deferred income tax balances	(6.4)	(0.4)	(1.5)	(6.8)	(2.0)
Tax impact of adjusting items	0.4	(0.9)	4.6	(0.5)	5.5
Non-controlling interests	(6.1)	(8.0)	(4.2)	(14.1)	(6.4)
Adjusted net earnings (loss) attributable to equity holders	$(6.3)	$26.1	$(3.6)	$19.8	$2.6
Adjusted net earnings (loss) per share attributable to equity holders	$(0.01)	$0.05	$(0.01)	$0.04	$0.01
Basic weighted average number of common shares outstanding (millions)	478.9	477.6	476.6	478.3	476.2

1 COVID-19 expenses included in operating costs for 2022 financial year.

Net Cash from Operating Activities before Changes in Working Capital

The Company makes reference to net cash from operating activities before changes in working capital which is calculated as net cash from operating activities less non-cash working capital items and non-current ore stockpiles. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes that this non-GAAP measure, which excludes these non-cash items, provides investors with the ability to better evaluate the operating cash flow performance of the Company.

The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities.

($ millions, except where noted)	Q2 2022	Q1 2022	Q2 2021	YTD 2022	YTD 2021
Net cash from operating activities	$81.9	$142.3	$37.3	$224.2	$139.0
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	8.9	(1.7)	6.0	7.2	(25.7)
Inventories and non-current ore stockpiles	17.7	(17.6)	23.3	0.1	22.9
Accounts payable and accrued liabilities	(14.6)	10.9	(11.7)	(3.7)	1.2
Net cash from operating activities before changes in working capital	$93.9	$133.9	$54.9	$227.8	$137.4

Page | 22 of 28

Mine-Site Free Cash Flow

Mine-site free cash flow is calculated as cash flow from mine-site operating activities less mine-site related property, plant and equipment expenditures. The Company believes this measure is useful to investors in assessing the Company's ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.

($ millions, except where noted)	Q2 2022	Q1 2022	Q2 2021	YTD 2022	YTD 2021
Net cash from operating activities	$81.9	$142.3	$37.3	$224.2	$139.0
Add:
Operating cash flow used by non-mine site activities	44.4	28.2	24.0	72.6	51.1
Cash flow from operating mine-sites	$126.3	$170.5	$61.3	$296.8	$190.1

Capital expenditures	$256.1	$168.7	$152.3	$424.8	$254.8
Less:
Capital expenditures from construction and development projects and corporate	(172.6)	(85.7)	(92.9)	(258.3)	(156.1)
Capital expenditures from operating mine-sites	$83.5	$83.0	$59.4	$166.5	$98.7
Mine-site free cash flow	$42.8	$87.5	$1.9	$130.3	$91.4

Available Liquidity and Net Cash (Debt)

Available liquidity is defined as cash and cash equivalents, short-term investments and the credit available under the Credit Facility. Net cash (debt) is calculated as cash, cash equivalents and short-term investments less long-term debt, lease liabilities and the drawn portion of the Credit Facility. The Company believes this measure provides investors with additional information regarding the liquidity position of the Company.

	June 30,	March 31,	December 31,
($ millions, except where noted)	2022	2022	2021
Cash and cash equivalents	$451.1	$519.5	$544.9
Short-term investments	1.8	4.9	7.6
Available Credit Facility	348.7	498.2	498.3
Available liquidity	$801.6	$1,022.6	$1,050.8

	June 30,	March 31,	December 31,
($ millions, except where noted)	2022	2022	2021
Cash and cash equivalents	$451.1	$519.5	$544.9
Short-term investments	1.8	4.9	7.6
Lease liabilities	(62.0)	(62.5)	(65.6)
Long-term debt[1]	(614.7)	(466.6)	(468.9)
Drawn letters of credit issued under Credit Facility	(1.3)	(1.8)	(1.7)
Net cash (debt)	$(225.1)	$(6.5)	$16.3

1 Includes principal amount of the Notes of $450.0 million, Credit Facility of $150.0 million and equipment loans of $14.7 million (March 31, 2022 - $450 million, $nil and $16.6 million, respectively and December 31, 2021 - $450 million, $nil and $18.9 million, respectively). Excludes deferred transaction costs and embedded derivative on the Notes.

Page | 23 of 28

CONSOLIDATED BALANCE SHEETS

(Unaudited)	June 30	December 31
(In millions of U.S. dollars)	2022	2021
Assets
Current assets
Cash and cash equivalents	$451.1	$544.9
Short-term investments	1.8	7.6
Receivables and other current assets	135.7	96.5
Inventories	334.6	302.1
	923.2	951.1
Non-current assets
Property, plant and equipment	2,795.4	2,587.9
Exploration and evaluation assets	62.5	61.7
Restricted cash	38.9	42.2
Inventories	89.0	124.1
Other assets	217.0	204.6
	3,202.8	3,020.5
	$4,126.0	$3,971.6
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$324.0	$304.4
Income taxes payable	40.5	29.5
Other current liabilities	130.3	218.9
Current portion of lease liabilities	20.6	21.4
Current portion of long-term debt	7.0	7.5
	522.4	581.7
Non-current liabilities
Deferred income tax liabilities	57.4	61.2
Provisions	387.3	470.2
Lease liabilities	41.4	44.2
Long-term debt	605.0	456.9
Deferred revenue	119.1	-
Other liabilities	43.2	40.3
	1,253.4	1,072.8
	1,775.8	1,654.5
Equity
Attributable to equity holders
Common shares	2,726.3	2,719.1
Contributed surplus	55.5	59.1
Accumulated deficit	(548.5)	(562.2)
Accumulated other comprehensive income	37.3	23.8
	2,270.6	2,239.8
Non-controlling interests	79.6	77.3
	2,350.2	2,317.1
Contingencies and commitments
	$4,126.0	$3,971.6

Refer to Q2 2022 Financial Statement for accompanying notes

Page | 24 of 28

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)	Three months ended June 30		Six months ended June 30
(In millions of U.S. dollars, except per share amounts)	2022	2021	2022	2021
Revenues	$334.0	$265.6	$690.6	$563.0
Cost of sales	284.6	237.7	560.2	490.9
Gross profit	49.4	27.9	130.4	72.1
General and administrative expenses	(17.2)	(11.8)	(32.3)	(21.2)
Exploration expenses	(9.3)	(12.0)	(17.5)	(19.6)
Other income (expenses)	1.4	(19.3)	(2.7)	(39.5)
Earnings (loss) from operations	24.3	(15.2)	77.9	(8.2)
Finance costs	(1.3)	(5.9)	(2.5)	(13.1)
Foreign exchange gain (loss)	(1.4)	4.0	(4.8)	0.7
Interest income, derivatives and other investment gains (losses)	-	28.0	9.4	63.7
Earnings before income taxes	21.6	10.9	80.0	43.1
Income taxes	(25.1)	(11.2)	(51.7)	(21.7)
Net earnings (loss)	$(3.5)	$(0.3)	$28.3	$21.4
Net earnings (loss) attributable to
Equity holders	$(9.6)	$(4.5)	$14.2	$15.0
Non-controlling interests	6.1	4.2	14.1	6.4
Net earnings (loss)	$(3.5)	$(0.3)	$28.3	$21.4
Attributable to equity holders
Weighted average number of common shares outstanding (in millions)
Basic	478.9	476.6	478.3	476.2
Diluted	478.9	476.6	482.5	481.2

Basic and diluted earnings (loss) per share	$(0.02)	$(0.01)	$0.03	$0.03

Refer to Q2 2022 Financial Statement for accompanying notes

Page | 25 of 28

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)	Three months ended June 30		Six months ended June 30
(In millions of U.S. dollars)	2022	2021	2022	2021
Operating activities
Net earnings (loss)	$(3.5)	$(0.3)	$28.3	$21.4
Adjustments for non-cash items:
Depreciation expense	78.5	73.3	153.8	152.3
Deferred revenue recognized	(48.7)	-	(97.5)	-
Income taxes	25.1	11.2	51.7	21.7
Derivative loss	(9.8)	(9.6)	(25.6)	(10.5)
Gain on sale of royalties	-	(10.2)	-	(45.9)
Insurance recoveries	-	(10.2)	-	(10.2)
Other non-cash items	16.2	16.3	24.8	30.9
Adjustments for cash items:
Proceeds from gold prepayment	59.0	-	118.0	-
Proceeds from insurance claim	0.7	2.5	0.7	2.5
Settlement of derivatives	13.1	3.3	19.9	4.9
Disbursements related to asset retirement obligations	(0.6)	(0.5)	(1.0)	(1.3)
Movements in non-cash working capital items and non-current ore stockpiles	(12.0)	(17.6)	(3.6)	1.6
Cash from operating activities, before income taxes paid	118.0	58.2	269.5	167.4
Income taxes paid	(36.1)	(20.9)	(45.3)	(28.4)
Net cash from operating activities	81.9	37.3	224.2	139.0
Investing activities
Capital expenditures for property, plant and equipment	(255.7)	(151.9)	(424.0)	(253.8)
Capitalized borrowing costs	(13.9)	(9.2)	(14.7)	(9.6)
Disposal of marketable securities (net)	2.1	-	9.9	-
Proceeds from sale of royalties	-	10.2	-	45.9
Other investing activities	(1.7)	(10.8)	(0.9)	(7.5)
Net cash used in investing activities	(269.2)	(161.7)	(429.7)	(225.0)
Financing activities
Proceeds from credit facility	150.0	-	150.0	-
Interest paid	-	(6.4)	-	(7.1)
Payment of lease obligations	(5.5)	(4.7)	(10.6)	(9.2)
Dividends paid to non-controlling interests	(11.6)	(1.9)	(11.6)	(6.2)
Proceeds from equipment loan	0.7	-	0.7	-
Repayment of equipment loans	(1.7)	(2.0)	(3.5)	(3.9)
Common shares issued for cash on exercise of stock options	-	-	1.0	-
Other financing activities	(2.0)	(1.0)	(3.6)	(3.8)
Net cash from (used in) financing activities	129.9	(16.0)	122.4	(30.2)
Effects of exchange rate fluctuation on cash and cash equivalents	(11.0)	2.3	(10.7)	(0.4)
Decrease in cash and cash equivalents	(68.4)	(138.1)	(93.8)	(116.6)
Cash and cash equivalents, beginning of the period	519.5	963.0	544.9	941.5
Cash and cash equivalents, end of the period	$451.1	$824.9	$451.1	$824.9

Refer to Q2 2022 Financial Statement for accompanying notes

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QUALIFIED PERSON AND TECHNICAL INFORMATION

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Executive Vice President, Growth, IAMGOLD. Mr. MacDougall is a "qualified person" (a "QP") as defined in NI 43-101.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Statements included in this news release, including any with respect to the Company's future financial or operating performance and other statements that express management's expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements in this news release include, but are not limited to, statements with respect to: construction costs and site expenditures; including remaining costs to complete and schedule for Côté Gold; the Company's strategic review of certain of its assets; the impact of COVID-19 and the war in Ukraine on the Company, including its operations, the project schedule for Côté Gold, key inputs, staffing and contractors; the Company's guidance for production and recovery from its operating mine sites; cost of sales and revisions to cost guidance; cash costs; AISC; securing of alternative sources of consumables; costs of production; depreciation expense; effective tax rate; expected capital expenditures; operations outlook; expected benefits from the operational improvements and de-risking strategies enacted by the Company; development and expansion projects; exploration; impairment assessments and estimates; the expected receipt of permits; permitting timelines; sale transactions; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; requirements for additional capital; the Company's capital allocation; the estimation of mineral reserves and mineral resources; the realization of mineral reserve and mineral resource estimates; security concerns in the jurisdictions in which the Company operates; expected collective bargaining discussions; and government regulation of mining operations. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "suspended", "strategy", or "project" or the negative of these words or other variations on these words or comparable terminology.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the economic environment in which the Company will operate in the future; legal and political developments in the jurisdictions in which the Company operates; the price of gold and other key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

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Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the Company's business strategies and its ability to execute thereon, including the ongoing strategic review of certain of the Company's assets; political and legal risks; risks associate with the estimation of mineral reserves and mineral resources; the ongoing impacts of COVID-19 (and its variants) and the Ukraine war on the Company and its workforce, the availability of labour and contractors, key inputs for the Company and global supply chains; the volatility of the Company's securities; potential engagements with activist shareholders; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; business risks, including pandemics, adverse environmental conditions and hazards; unexpected geological conditions; potential shareholder dilution; increasing competition in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold and certain other commodities (such as diesel and electricity); consolidation in the gold mining industry; legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; government actions taken in response to COVID-19 and other public health emergencies and pandemics, including new variants of COVID-19, and any worsening thereof; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; seismic activity; the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with certain gold sale prepayment arrangements; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its outstanding debt instruments; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the ability to execute on the Company's de-risking activities and measures to improve operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; security risks, including civil unrest, war or terrorism; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes, and the ability of the Company to successfully negotiation collective labour agreements; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, such as extreme weather or seismic events; lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, public health emergencies or pandemics, such as COVID-19, unpredictable weather patterns and challenging weather conditions; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour; the availability of qualified contractors and the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; and the inherent risks involved in the exploration, development and mining industry generally. Please see the Company's AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.

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